          January 8, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Katherine Hsu, Esq.

Re:	AFS SenSub Corp.

GM Financial Consumer Automobile Receivables Trusts

Filed November 16, 2023

File No. 333-275606 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of AFS SenSub Corp. (the “Registrant”) and in response to the letter (the “Comment Letter”), dated December 13, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission to Sheli Fitzgerald, we submit the following reply. The numbered paragraph below sets forth the Staff’s comments from the Comment Letter in italicized text followed by the Registrant’s response, which corresponds to the heading and numbered paragraph in the Comment Letter.

Registration Statement on Form SF-3

General

1.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instructions I.A.2 of Form SF-3.

The Registrant confirms that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Form of Prospectus

The Automobile Loan Contracts

Composition[ of Each Pool], Page 68

2.

We note that some number of assets in the pool may be delinquent. Please confirm that delinquent assets will not constitute 20% or more of any such asset pool. Refer to General Instruction I.B.1(e) of Form SF-3.

The Registrant confirms that delinquent assets will not constitute 20% or more of any such asset pool.

Katherine Hsu, Esq.

January 8, 2024

Yield and Prepayment Considerations, Page 86

3.

We note that your bracketed disclosure on page 87 that the timing of changes in SOFR may affect the actual yields on the notes and prospective investors must make an independent decision as to the appropriate SOFR assumptions to be used in deciding whether to purchase notes. Please revise your disclosure to describe how the timing of changes in SOFR may affect actual yields, the extent and impact of such changes upon actual yields, and how investors may mitigate risks associated with the relationship between changes in SOFR and actual yields. To the extent such risks are not addressed in your risk factors, please revise your risk factors accordingly.

We have revised the form of prospectus to identify how the timing of changes in SOFR may affect actual yields. See page 87 of the form of prospectus.

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq.
Senior Vice President, Corporate Counsel and Secretary

cc:	Shalini Shah, Esq.

Arthur Sandel, Esq.

Sheli Fitzgerald

John P. Keiserman, Esq.

Christina B. Burgess, Esq.

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